

January 3, 2024

Albert Wong
Chairman and Chief Executive Officer
JVSPAC Acquisition Corp.
G/F Hang Tak Building
1 Electric Street
Wan Chai, Hong Kong

      Re: JVSPAC Acquisition Corp.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed December 21, 2023
          File No. 333-275176

Dear Albert Wong:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form S-1 filed December 21, 2023

Exhibits

1. Please remove from the legality opinion filed as Exhibit 5.1 the assumption that "The maximum number of Class A Shares to be issued by the Company would not exceed the Company's maximum authorized number of Class A Shares." Such assumption assumes a material fact underlying the opinion. For guidance, see Staff Legal Bulletin No. 19.II.B.3.a.

Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.